UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 28, 2026

MANGOCEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Texas	001-41615	87-3841292
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17130 N. Dallas Parkway, Suite 240 Dallas, Texas	75248
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 242-9619

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value Per Share	MGRX	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On July 29, 2026, Mangoceuticals, Inc., a Texas corporation (the “Company” or “Mango”), entered into a Business Combination Agreement (the “BCA”) with Nuclea Energy Inc., a British Columbia corporation (“Nuclea”), the principal shareholders of Nuclea, and the principal shareholders of Mango (collectively, the “Transaction”).

Pursuant to the BCA, a newly formed subsidiary of the Company (“Amalco Sub”) will amalgamate with Nuclea under the Business Corporations Act (British Columbia). Holders of Nuclea common shares will receive exchangeable shares of ExchangeCo (a wholly-owned subsidiary of Mango), exchangeable on a one-for-one basis for shares of Mango common stock (the “Exchangeable Shares”). The transaction utilizes a Canadian exchangeable share structure.

The exchange ratio is the product of (a) the Fully Diluted Mango Shares divided by the Fully Diluted Nuclea Shares, multiplied by (b) 24. This results (prior to the PIPE Share Issuance, as defined in the BCA) in the former Nuclea shareholders holding approximately 96% of Mango’s equity on a fully diluted, as-exchanged basis, with existing Mango stockholders holding approximately 4%.

Until both (i) Mango Stockholder Approval and (ii) Nasdaq approval of the initial listing application (collectively, the “Required Approvals”) have been obtained, the aggregate economic rights, voting rights, and exchange rights attributable to the Exchangeable Shares, together with any Mango Common Stock issued pursuant to the Transaction, are limited to 19.99% of outstanding Mango Common Stock immediately prior to Closing (the “Nasdaq Cap”). Following receipt of the Required Approvals, all previously restricted rights will be unlocked.

The Transaction is structured in two stages consisting of (i) a closing (the “Closing”), which is expected to occur prior to receipt of the Required Approvals and will include completion of the amalgamation, implementation of the exchangeable share structure and concurrent PIPE financing, and (ii) a completion (the “Completion”), which will occur following receipt of the Required Approvals and will permit the full implementation of the rights associated with the Exchangeable Shares, including the issuance of Mango Common Stock in excess of the Nasdaq Cap and the removal of the Nasdaq Cap restrictions applicable to the Exchangeable Shares.

The closing of the Transaction is expected to occur prior to receipt of the Required Approvals. Following closing, the Company will file a registration statement on Form S-4 containing a proxy statement to solicit stockholder approval of the Transaction. The Completion (as defined in the BCA) of the Transaction is expected to occur promptly after receipt of the Required Approvals.

The Completion of the Transaction is subject to the satisfaction or waiver of customary closing conditions, including, among others: (i) Nuclea Shareholder Approval; (ii) Nasdaq non-objection; (iii) completion of a private investment in public equity (“PIPE”) financing of a minimum of $15,000,000 to be funded into escrow and released at closing; (iv) no Material Adverse Effect; (v) regulatory approvals under the Investment Canada Act, Competition Act (Canada), and the Hart-Scott-Rodino Antitrust Improvements Act, as applicable; (vi) the Company’s compliance with Nasdaq listing requirements, including receipt of a second 180-day grace period for minimum bid price compliance by August 3, 2026; and (vii) execution of the Cohen Executive Agreements (as defined below).

At closing, one Mango Special Voting Share will be issued to a trustee, carrying aggregate voting rights corresponding to the outstanding Exchangeable Shares, subject to the Nasdaq Cap. At closing, one Mango Special Voting Share will be issued to a trustee, carrying aggregate voting rights corresponding to the outstanding Exchangeable Shares, subject to the Nasdaq Cap. At or immediately following closing, Sagar Sanghera will be appointed to the Board of Directors and Executive Chairman of the Company, Josef Freundorfer will be appointed Chief Executive Officer of the Company, and Jacob D. Cohen will resign as Chief Executive Officer and be appointed President pursuant to the Cohen Executive Agreements. The Board will be further reconstituted following receipt of the Required Approvals as provided in the BCA.

The principal shareholders of Nuclea and certain Mango stockholders, directors, and officers will be subject to lock-up agreements. As a condition to closing, the Company is required to obtain voting support agreements covering not less than 9,119,823 shares of Mango Common Stock, representing not less than approximately 50.1% of the Company’s currently issued and outstanding Common Stock, from Jacob Cohen and his affiliates, directors, officers and other significant stockholders. The BCA contains customary termination provisions. The Transaction is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The BCA contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the BCA or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the BCA were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the BCA, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the BCA are not necessarily characterizations of the actual state of facts about the Company or Nuclea at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Cohen Executive Agreements

As a condition to closing of the Transaction, the Company and Jacob D. Cohen, the Company’s Chief Executive Officer, entered into a release and separation agreement (the “Release and Separation Agreement”) effective as of the execution of the BCA, and, at closing, will enter into a consulting agreement (the “Consulting Agreement” and, together with the Release and Separation Agreement, the “Cohen Executive Agreements”).

Release and Separation Agreement

Pursuant to the Release and Separation Agreement, Mr. Cohen’s employment as Chief Executive Officer will terminate effective upon the closing of the Transaction (the “Separation Date”). In lieu of the Change of Control Payment, M&P Bonus, Severance Payment, and Health Payment, as defined under his existing employment agreement, Mr. Cohen will receive the following, similar, but modified severance package: (a) Cash Severance: $1,500,000 payable at Closing; (b) Bonus Shares: 2,000,000 shares of Mango common stock issued upon execution of the Release and Separation Agreement (with such shares being issued pursuant to the Plan and the Company’s effective registration statement on Form S-8; (c) M&P Warrant: a cashless warrant for $10,000,000 worth of Mango and Peaches Corp. common stock, issued upon Completion, in a form to be agreed-to by the Company and Mr. Cohen; (d) Equity Acceleration: all unvested stock options and equity awards shall vest as of the Separation Date; and (e) COBRA Benefits: 12 months of company-paid COBRA continuation coverage. In consideration of the foregoing, Mr. Cohen has agreed to a general release of claims against the Company. Non-disparagement and restrictive covenant obligations survive the separation.

The foregoing description of the Release and Separation Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

Departure of Chief Executive Officer; Appointment of President

As described in Item 1.01 above, which disclosure is incorporated herein by reference, effective upon the closing of the Transaction contemplated by the BCA, Jacob D. Cohen’s employment as Chief Executive Officer of the Company will terminate upon closing of the Transaction. Mr. Cohen’s termination is treated as a termination for Good Reason/without Cause under his existing employment agreement with the Company. The terms of Mr. Cohen’s separation are set forth in the Release and Separation Agreement described in Item 1.01 above.

Effective upon the Separation Date, Mr. Cohen will transition to the role of President of the Company in an independent consulting capacity pursuant to the Consulting Agreement referenced in Item 1.01 above.

Post-Completion Board and Management Changes

Following receipt of the Required Approvals (as defined in the BCA) and the occurrence of the Completion (as defined in the BCA), the individuals designated by the Principal Nuclea Shareholders (as defined in the BCA) and included as nominees for director in the registration statement on Form S-4, and approved at the Mango Stockholder Meeting (as defined in the BCA), will be appointed to the Company’s Board of Directors, and any then-existing directors not so approved will resign. The Company’s Board will also appoint such new executive officers as directed by the Principal Nuclea Shareholders, and any then-existing executive officers not so appointed will resign from their positions. The Company will file a Current Report on Form 8-K to disclose the material terms of these appointments, including the information required by Item 401 and Item 404 of Regulation S-K, at such time as the identities of the applicable nominees and executive officers have been determined.

Director and Officer Equity Awards

On July 28, 2026, the Board of Directors of the Company authorized the issuance of fully vested shares of common stock under the Plan, which authorizes the issuance of up to 26,000,000 shares, and pursuant to the Company’s effective registration statement on Form S-8.

The following awards were granted: (a) Kenny Myers (Director): 100,000 shares of common stock; (b) Lorraine D’Alessio (Director): 100,000 shares of common stock; (c) Alex Hamilton (Director): 100,000 shares of common stock; and (d) Eugene Johnston (Chief Financial Officer): 100,000 shares of common stock.

The aggregate 400,000 shares are fully vested upon issuance and subject to any lock-up or transfer restrictions separately agreed. The awards are conditioned upon: (i) availability of shares under the Plan; (ii) compliance with Nasdaq Listing Rules; (iii) compliance with applicable securities laws; (iv) qualification for exemption under Rule 16b-3 of the Securities Exchange Act of 1934; and (v) satisfaction of applicable tax withholding obligations.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 28, 2026, the Board of Directors of the Company adopted an amendment to Section 3.8 of the Company’s Bylaws (the “Bylaw Amendment”), effective immediately. The Bylaw Amendment reduces the quorum requirement for stockholder meetings from a majority of the voting power of issued and outstanding shares of stock entitled to vote to one-third (1/3) of the voting power of all issued and outstanding shares of stock entitled to vote. The Bylaw Amendment was adopted pursuant to Section 15.1 of the Bylaws and applicable provisions of the Texas Business Organizations Code.

As amended, Section 3.8 of the Bylaws provides as follows:

“Section 3.8 Quorum. Except as otherwise required by law, by the Articles of Incorporation, or by these Bylaws, with respect to any matter, a quorum will be present at a meeting of shareholders if the holders of at least one-third (1/3) of the voting power of all of the issued and outstanding shares of stock entitled to vote on that matter are represented at the meeting in person or by proxy. If a quorum is not present or represented at a meeting of shareholders, a majority of the voting power present and entitled to vote thereat may adjourn the meeting from time to time until a quorum is present, without notice other than announcement at the meeting, unless the adjournment is for more than thirty (30) days or a new record date is set, in which event a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.”

The foregoing description of the Bylaw Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On July 30, 2026, the Company issued a press release announcing the execution of the BCA with Nuclea. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed transaction and its expected structure, timing and completion; the anticipated ownership percentages of Mangoceuticals following closing; the anticipated benefits of the transaction to Mangoceuticals’ stockholders; projected electricity demand; and the development, licensing, commercialization and performance of the Morpheus microreactor, which remains in the conceptual design stage. Forward-looking statements are based on current expectations and assumptions and are subject to significant risks and uncertainties, including the risk that the transaction may not be completed on the anticipated terms or timing, or at all; the ability to obtain required regulatory, Nasdaq and stockholder approvals; the ability to obtain nuclear licensing approvals; the availability of capital; and technology development risks. Actual results may differ materially from those expressed or implied. Neither Mangoceuticals nor Nuclea undertakes any obligation to update forward-looking statements except as required by law.

Additional Information

In connection with the proposed transaction, Mangoceuticals intends to file relevant materials with the SEC, including a proxy statement in connection with the stockholder approval described above. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov, or by directing a request to Mangoceuticals.

Participants in the Solicitation

Mangoceuticals, Nuclea and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Mangoceuticals’ stockholders in connection with the transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mangoceuticals’ executive officers and directors in its most recent Annual Report on Form 10-K and other filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and their interests will be set forth in the proxy statement and other relevant materials when they become available.

Disclaimer

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No,	Description
2.1	Business Combination Agreement, dated July 29, 2026, by and among Mangoceuticals, Inc., Nuclea Energy Inc., the principal shareholders of Nuclea, and the principal shareholders of Mango.*
3.1	Amendment to Bylaws of Mangoceuticals, Inc. (Amendment to Section 3.8), effective July 28, 2026.
10.1	Release and Separation Agreement between Mangoceuticals, Inc. and Jacob D. Cohen.
99.1	Press Release dated July 30, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2026

MANGOCEUTICALS, INC.

By:	/s/ Jacob D. Cohen
Name:	Jacob D. Cohen
Title:	Chief Executive Officer